UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES	**0000837335**
Exact name of registrant as specified in charter	Registrant CIK Number
Annual Report on Form 18-K for the Year Ended March 31, 2006	**333-123757**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

TOKYO:33133.1

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 26, 2006.

Japan Finance Corporation for Municipal Enterprises

By: Yuji Watanabe

Yuji Watanabe
Governor

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________, 20____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

TOKYO:33133.1

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2007 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2006, filed on September 26, 2006)

Exhibit 1

平成18年度政府関係機関予算

（平成18年度政府関係機関予算参照書添附）

第164回国会（常会）提出

総　目　録

平成18年度政府関係機関予算目録

（添　附）

平成18年度政府関係機関予算参照書目録

平成18年度政府関係機関収入支出予定計算書

（参　考）

平成18年度政府関係機関予算

平成18年度政府関係機関予算

予算総則

（収入支出予算）

第1条　次に掲げる各政府関係機関の平成18年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

国民生活金融公庫
住宅金融公庫
農林漁業金融公庫
中小企業金融公庫
公営企業金融公庫
沖縄振興開発金融公庫
日本政策投資銀行
国際協力銀行

（借入金等の限度額）

第2条　次の表の左欄に掲げる各公庫の「公庫の予算及び決算に関する法律」の規定による借入金又は債券の限度額は、それぞれ右欄に掲げるとおりとする。

公庫	限度額	
国民生活金融公庫	借入金	2,194,000,000千円
	国民生活債券	320,000,000
住宅金融公庫	政府からの借入金	30,000,000
	政府以外の者からの借入金	284,904,000
	住宅金融公庫債券	3,410,000,000
	住宅金融公庫財形住宅債券	230,626,000
	住宅金融公庫住宅宅地債券	246,717,000
農林漁業金融公庫	借入金	183,947,000
	農林漁業金融公庫債券	23,000,000

公庫	限度額	
中小企業金融公庫	借入金	990,400,000千円
	中小企業債券	410,000,000
公営企業金融公庫	公営企業債券	1,805,000,000
沖縄振興開発金融公庫	政府からの借入金	95,961,000
	政府以外の者からの借入金	5,500,000
	沖縄振興開発金融公庫債券	30,000,000
	沖縄振興開発金融公庫住宅宅地債券	392,000

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる各公庫において事業資金又は借入金及び債券により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金及び債券のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する国民生活債券、住宅金融公庫債券、住宅金融公庫財形住宅債券、住宅金融公庫住宅宅地債券、農林漁業金融公庫債券、中小企業債券、公営企業債券、沖縄振興開発金融公庫債券及び沖縄振興開発金融公庫住宅宅地債券の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額(前項の規定により限度額が増額された場合を含む。)に加算した金額を限度額とする。

(収入支出予算の弾力条項)

第3条　次の表の左欄に掲げる各公庫又は各銀行において、中欄に掲げる事由により収入金額が予算額に比して増加(第1号にあっては同号に掲げる増額)するときは、財務大臣の承認を受けて、その増加する金額を限度として(第1号にあっては予算額を超えて)それぞれの右欄に掲げる経費を増額することができる。

公庫又は銀行	要件	経費
1　第1条に掲げる各公庫	第2条第2項及び第3項の規定による借入金の借入れ及び債券の発行の増額	借入金及び債券の利子その他の事業量の増加に伴い直接必要な経費
2　日本政策投資銀行又は国際協力銀行	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　次の表の左欄に掲げる各公庫において、中欄に掲げる保険金の支出が増加し、保険金の予算に不足を生ずるときは、それぞれの右欄に掲げる金額を限度として保険金の予算を増額することができる。

公庫	保険金	限度額
1 住宅金融公庫	「住宅融資保険法」に基づく保険金	「住宅金融公庫法」の規定による証券化支援積立金及び住宅融資保険積立金の金額と同法の規定による債務保証特定保険基金及び住宅融資保険基金の金額の合計額に相当する金額
2 中小企業金融公庫	「中小企業信用保険法」及び「中小企業の新たな事業活動の促進に関する法律」に基づく保険金	「中小企業金融公庫法」第23条の3第2項の規定による中小企業信用保険準備基金の金額と同条第3項の規定による融資基金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「中小企業金融公庫法」に基づく保険金	「中小企業金融公庫法」附則第8項の規定による機械保険経過業務運営基金の金額と同法附則第13項の規定による積立金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第9条第1項の規定による破綻金融機関等関連特別保険等準備基金の金額に相当する金額を限度として財務大臣の定める金額

（保険契約等の限度額）

第4条　次の表の左欄に掲げる各公庫の中欄に掲げる法律の規定による金額の限度は、平成18年度においてそれぞれ右欄に掲げるとおりとする。

公庫	根拠規定	限度額	
住宅金融公庫	「住宅融資保険法」第6条	保険価額の総額	500,000,000千円
中小企業金融公庫	「中小企業金融公庫法」第19条第5項及び第25条の4第2項	保証金額の総額	84,000,000
		保険価額の総額	19,045,000,000

公庫	根拠規定	限度	額
		貸付金の総額	693,262,000千円
		受益権の譲渡により調達する資金の総額	157,000,000
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

（流用の制限）

第5条　日本政策投資銀行又は国際協力銀行がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「日本政策投資銀行法」第36条第1項又は「国際協力銀行法」第38条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

（補　　則）

第7条　第1条に掲げる政府関係機関が平成18年度において発行する債券で外貨をもって支払わなければならないものがあるときは、その額面総額は、外貨による額面総額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成17年5月2日から同年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。）により換算した金額とする。

平成18年度2060公営企業金融公庫

甲号　収入支出予定計算書

区分	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収入	736,868,114	788,557,896	△ 51,689,782
2 支出	390,752,570	444,666,834	△ 53,914,264

〔収入支出予定額内訳〕

収入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 事業益金				
0101-00 事業益金				
0101-01 貸付金利息	736,585,442	788,302,317	△ 51,716,875	貸付金残高を基礎として利息の収入見込額を算出
0200-00 雑収入	282,672	255,579	27,093	
0202-00 運用収入				
0202-01 運用収入	80,633	48,663	31,970	有価証券の運用による利息収入等の収入見込額を計上
0203-00 雑収入	202,039	206,916	△ 4,877	
0203-02 労働保険料被保険者負担金	5,526	5,517	9	労働保険料の被保険者負担金の収入見込額を計上
0203-01 雑収入	196,513	201,399	△ 4,886	受託手数料収入等の収入見込額を計上

支出

事項別内訳

項	事項	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	1,715,889	1,722,177	△ 6,288	事務運営に必要な人件費及び事務費
	税金	33,480	32,264	1,216	国税及び地方税の支払
	支払利息及び債券発行諸費	388,952,201	442,861,393	△ 53,909,192	公営企業債券等の利息及び公営企業債券の発行諸費
09 予備費	予備費	51,000	51,000	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入				0203-02 労働保険料被保険者負担金	5,526	5,517	9
0100-00 事業益金				0203-01 雑収入	196,513	201,399	△ 4,886
0101-00 事業益金				収入合計	736,868,114	788,557,896	△ 51,689,782
0101-01 貸付金利息	736,585,442	788,302,317	△ 51,716,875	支出			
0200-00 雑収入	282,672	255,579	27,093	01 事業損金	390,701,570	444,615,834	△ 53,914,264
0202-00 運用収入				1-01 役員給	92,158	91,303	855
0202-01 運用収入	80,633	48,663	31,970	1-02 職員基本給	427,859	426,681	1,178
0203-00 雑収入	202,039	206,916	△ 4,877	1-03 職員諸手当	221,953	221,711	242

科目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1-04 超過勤務手当	40,867	41,204	△ 337	3-10 税金	33,480	32,264	1,216
1-05 退職手当	51,111	24,720	26,391	9-11 支払利息	380,267,177	432,887,853	△ 52,620,676
5-06 諸支出金	112,467	109,285	3,182	9-12 債券発行諸費	8,685,024	9,973,540	△ 1,288,516
2-07 旅費	39,771	41,248	△ 1,477	9-13 賠償償還及払戻金	10	10	0
3-08 業務諸費	728,563	764,786	△ 36,223	09 予備費 (9-‥)	51,000	51,000	0
9-09 交際費	1,130	1,229	△ 99	支出合計	390,752,570	444,666,834	△ 53,914,264

公営企業金融公庫

平成18年度役職員予算定員及び俸給額表

区分	予算定員(人)	俸給額(千円)	
役員	5	92,158	俸給額欄の金額には非常勤の理事（１人分）の給与を含む。
総裁	1		
理事	3		
監事	1		
職員	80	417,871	
合計	85	510,029	

公営企業金融公庫

平成18年度事業計画

1. 平成18年度における貸付金は1,477,700,000千円を予定している。
2. 上記の原資としては、公営企業債券の発行による収入等1,477,700,000千円を予定している。
3. 別に、平成18年度中に償還期日の到来する平成8年度発行の公営企業債券等の償還に充てるため、公営企業債券の発行による収入等2,314,931,974千円を予定している。
4. 平成18年度において、農林漁業金融公庫から委託を受けて行う公有林整備及び草地開発のための貸付契約額は24,500,000千円を予定している。

平成18年度資金計画

支出 区分	支出 金額(千円)	収入 区分	収入 金額(千円)
貸付金	1,477,700,000	前期末現金預け金	712,642,887
債券償還金	2,364,951,574	公営競技納付金	6,000,000
固定資産取得費	18,665	公営企業債券	1,805,000,000
事業損金	390,701,570	貸付回収金	1,697,075,547
事務費	1,749,369	事業益金	736,585,442
支払利息	380,267,177	雑収入	282,672
債券発行諸費	8,685,024		
予備費	51,000		
期末現金預け金	724,163,739		
合計	4,957,586,548	合計	4,957,586,548

（注）農林漁業金融公庫から委託を受けて行う公有林整備及び草地開発のための貸付金に係る収支は含まれていない。

公営企業金融公庫

損益計算書

損失 科目	平成16年度決算額(円)	平成17年度予定額(円)	平成18年度予定額(円)	利益 科目	平成16年度決算額(円)	平成17年度予定額(円)	平成18年度予定額(円)
経常費用	496,636,786,055	436,993,607,751	394,079,035,243	経常収益	826,884,473,320	780,439,764,254	737,085,201,840
債券利息	477,872,821,256	421,980,466,954	381,007,302,390	貸付金利息	822,312,194,659	777,261,403,664	735,397,368,000
借入金利息	0	0	69,126,000	許可前貸付利息	885,972	1,155,000	2,004,000
支払雑利息	347,100,000	347,100,000	347,100,000	長期貸付利息	822,311,308,687	777,257,881,664	735,395,364,000
事務費	1,795,776,972	1,704,058,500	1,749,259,000	短期貸付利息	0	2,367,000	0
債券発行諸費	4,051,816,835	3,361,205,119	3,021,440,677	受託手数料	280,409,339	212,950,381	177,139,000
償却費	12,568,435,402	9,549,625,745	7,833,519,785	預け金利息	50,443,546	65,653,000	52,794,000
20固定資産減価償却費	65,446,547	69,706,924	69,806,318	有価証券益			
債券発行差金償却	6,978,047,200	4,364,975,940	2,100,130,144	有価証券益	26,600,000	34,621,000	27,839,000
債券発行費償却	5,524,941,655	5,114,942,881	5,663,583,323	雑収入	555,522,205	314,756,000	23,442,000
雑損	835,590	151,433	287,391	公営企業健全化基金より受入			
予備費	0	51,000,000	51,000,000	基本公営企業健全化基金より受入	3,659,303,571	2,550,380,209	1,406,619,840
特別損失	354,015,297,410	365,673,920,297	365,772,492,116	特別利益	23,767,610,145	22,227,763,794	22,766,325,519
固定資産除却損	36,115,077	0	0	固定資産売却益	302,462,413	0	0
債券償還損	14,862,500,000	2,622,500,000	0	利差補てん引当金戻入	23,465,147,732	22,227,763,794	22,766,325,519
利差補てん引当金繰入	54,030,155,589	62,748,219,685	30,181,546,619				
債券借換損失引当金繰入	285,086,526,744	300,303,200,612	335,590,945,497				
当期利益金	0	0	0				
合計	850,652,083,465	802,667,528,048	759,851,527,359	合計	850,652,083,465	802,667,528,048	759,851,527,359

公営企業金融公庫

貸借対照表

資産の部

科目	平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)
貸付金	25,024,051,185,425	24,773,584,852,425	24,554,209,305,425
受託貸付金	405,271,569,195	397,037,125,069	390,336,039,079
現金預け金	665,836,434,158	712,642,887,680	724,163,739,680
未収収益	23,610,677,955	22,292,429,000	21,102,897,000
未収貸付金利息	23,553,947,336	22,277,003,000	21,088,929,000
未収受託手数料	56,730,619	15,426,000	13,968,000
固定資産	2,569,904,630	2,544,532,751	2,493,104,042
資産合計	26,121,339,771,363	25,908,101,826,925	25,692,305,085,226

負債及び資本の部

科目	平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)
債券	22,377,651,948,931	21,825,349,349,871	21,267,497,906,015
受託貸付資金	405,271,569,195	397,037,125,069	390,336,039,079
未払費用	12,540,248,341	14,027,144,412	16,411,954,412
未払債券利息	12,538,361,929	14,025,258,000	16,410,068,000
未払支払雑利息	1,886,412	1,886,412	1,886,412
雑勘定	5,208,046,766	3,746,973,149	2,518,404,539
基金			
基本公営企業健全化基金	867,556,189,346	874,005,809,137	878,599,189,297
特別法上の引当金	2,436,511,768,784	2,777,335,425,287	3,120,341,591,884
利差補てん引当金	151,437,032,412	191,957,488,303	199,372,709,403
債券借換損失引当金	2,285,074,736,372	2,585,377,936,984	2,920,968,882,481
(負債合計)	26,104,739,771,363	25,891,501,826,925	25,675,705,085,226
資本金			
産業投資出資金	16,600,000,000	16,600,000,000	16,600,000,000
(資本合計)	16,600,000,000	16,600,000,000	16,600,000,000
負債・資本合計	26,121,339,771,363	25,908,101,826,925	25,692,305,085,226

(注)　固定資産の減価償却累計額は、次のとおりである。

平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)
356,808,889	418,795,551	488,206,370

平成16年度公営企業金融公庫

財産目録 （平成17年3月31日現在）

摘要		金額(円)	摘要	金額(円)
（資産の部）			資産合計	26,121,339,771,363
貸付金			（負債の部）	
長期貸付	219,766口	25,024,051,185,425	債券	
受託貸付金	32,870口	405,271,569,195	債券発行高	22,377,651,948,931
現金預け金		665,836,434,158	受託貸付資金	405,271,569,195
現金		30,000	未払費用	12,540,248,341
預け金	みずほコーポレート銀行外13行	665,836,404,158	未払債券利息	12,538,361,929
未収収益		23,610,677,955	未払支払雑利息	1,886,412
未収貸付金利息		23,553,947,336	雑勘定	5,208,046,766
未収受託手数料		56,730,619	前受収益	5,204,580,266
固定資産			未払金	3,466,500
業務用固定資産		2,569,904,630	基金	
土地	7筆 9,529㎡	1,346,642,734	基本公営企業健全化基金	867,556,189,346
建物	12棟 延4,008㎡	683,454,174	特別法上の引当金	2,436,511,768,784
構築物		27,643,315	利差補てん引当金	151,437,032,412
機械器具備品	自動車 2両 その他 141点	80,007,072	債券借換損失引当金	2,285,074,736,372
造作		328,885,995	負債合計	26,104,739,771,363
敷金	1口	103,271,340	正味財産	16,600,000,000